

Mail Stop 3030

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

May 15, 2009

CSC Services of Nevada, Inc.
As agent for Home Touch Holding Company
502 East John Street
Carson City, NV 89706

  Re: Home Touch Holding Company
     Registration Statement on Form S-1
     Filed April 22, 2009
     File No. 333-158713

Dear Mr. Sir/Madam:

   We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Fee Table, page 1

1. Refer to footnote 1. It appears that the transaction you are registering is the resale of common shares held by selling shareholders. If so, Rule 416 may not be used to register your issuance of shares to the selling shareholders. Please revise accordingly.

2. In footnote 4 you indicate that the amount of shares to be registered includes shares that "will be issued" to the selling shareholders. If shares are not yet outstanding, they cannot be offered for resale by selling shareholders who do not own them. Please delete unissued shares.

The Offering, page 5

3. Under the caption "The Offering," you refer to shares being registered that underlie warrants. Please reconcile this with your disclosure on page 43 where you disclose that there are no outstanding warrants. If any warrants have been issued, clarify how they are reflected in your consolidated financial statements.

Financial Summary, page 5

4. Please remove your references to the financial statements as 'audited.' Instead, you may include a note that the information was derived from your audited financial statements.

Risk Factors, page 7

5. In the event that you do not register under Section 12(g) of the 1934 Act prior to effectiveness, please add a separate risk factor to explain the effect on investors of the automatic reporting suspension under section 15(d) of the Exchange Act, as well as of the inapplicability of proxy rules and section 16 of the Exchange Act.

6. You disclose on page 19 that your common stock will only be eligible for resale in the 38 states you list and California. In other states, however, you indicate that you do not intend to qualify the securities for resale. Please add a separate risk factor explaining this risk more clearly to potential purchasers in this offering.

Because we depend on a limited number of suppliers…, page 10

7. We note your disclosure in the final paragraph of page 25 that you design your own products, which are produced by third party manufacturers, and also distribute products and software from other brands. Please revise your risk factor disclosure to clarify whether your "suppliers" are third party manufacturers of products that you design and/or are producers of products and software that you do not design. Similarly, please revise your disclosure on pages 8 and 29 to clarify your use of the term "vendor."

The Chinese government exerts substantial influence…, page 13

8.   In the last paragraph of this risk factor, please clarify the effects that a divestiture of Chinese properties or joint ventures could have on your business.

If our common stock is quoted on the OTC Bulletin Board…, page 14

9.   Please reconcile your statement that quotation of your shares on the OTC Bulletin Board may result in a less liquid market available for existing and potential shareholders and could depress your common stock price with your disclosure on page 19 that your shares are not quoted on any market and should be considered totally illiquid.

Sales of our common stock under Rule 144 could reduce the price of our stock, page 15

10.   Please reconcile your statement that there are 12,328,000 shares of common stock held by non-affiliates and 27,680,000 held by affiliates with your disclosure on page 5 and elsewhere that there are 40,000,000 shares outstanding.

Special Information Regarding Forward Looking Statements, page 16

11.   We note your disclosure that the Private Securities Litigation Reform Act of 1995 and other safe harbor provisions under the 1933 Act and 1934 Exchange Act relating to forward looking statements are not available to you. Accordingly, please remove all references to these provisions here and on page 33.

Determination of Offering Price, page 16

12.   Please reconcile your disclosure that you considered "your operating history" in determining the offering price with your disclosure in the next sentence that the offering price does not bear any relationship to your "results of operations." Please also explain to us how the $.05 price was "arbitrarily determined" if it is based upon the offering price in the private placement transaction as well as the three factors you list in this section. Also, please disclose here and on page 52 the material terms of the private placement to which you refer.

13.   Given your disclosure that you have no agreement with the selling shareholders regarding the offering price, please tell us how you have ensured that, if they sell before your shares are quoted on the OTC Bulletin Board, they will sell at the fixed price that you disclose.

Selling Shareholders, page 16

14.   Please identify in footnotes the individuals who beneficially own the shares that are offered for resale by entities. For instance, if true, clarify that Jeff Toghraie is the beneficial owner of Intrepid Capital, LLC, Parvin M. Riazi is the beneficial owner of Gulf Asset Management and Sam Toghraie is the beneficial owner of Pegasus Asset Management.

15.   Please tell us whether any of the selling stockholders are broker-dealers or affiliates of broker-dealers. A selling shareholder who is a broker-dealer must be identified in the prospectus as an underwriter. In addition, a selling stockholder who is an affiliate of a broker-dealer must be identified in the prospectus as an underwriter unless the prospectus states, if true, that:

   •   the selling shareholder purchased the shares being registered for resale in the ordinary course of business, and

   •   at the time of the purchase, the selling shareholder had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

   Please revise as appropriate.

16.   Please describe in sufficient detail the transaction(s) that took place in which the selling stockholders received the shares that you are registering. For instance, state the number of selling shareholders who received shares in the share exchange with Home Touch Limited. Please also disclose the facts you relied upon to make the determination that the selling shareholders acquired their shares by purchase exempt from registration under section (4)(2) of the Securities Act and Regulation S.

Blue Sky, page 19

17.   Please disclose what requirements you must meet and maintain to obtain a listing on the Standard and Poor's Corporate Manual. In addition, disclose whether you currently meet these requirements other than effectiveness of this registration statement.

Directors, Executive Officers, Promoters, and Control Persons, page 21

18.   We note that article V, section 1 of your by-laws provides that you shall have a
        president, a secretary, and a chief financial officer. Please identify the individuals
        who hold these positions or, if applicable, explain why these positions are not
        occupied.

Interests of Named Experts, page 24

19.   Revise the disclosure here so that it is consistent with the selling shareholder table
        regarding the number of shares registered for resale on behalf of the law firm and
        its affiliates.

Business, page 25

20.   Please describe for us more fully the nature of your relationships with Home
        Touch (Malaysia) Limited or Home Touch (Singapore) Limited. If these entities
        are your subsidiaries or are owned by your affiliates, please disclose.

21.   Please describe in more detail the products that you design, and clarify which
        products you distribute for other manufacturers. With a view to possible
        disclosure, please describe for us any manufacturing agreements that you have
        with the third party manufacturers you reference.

22.   Please describe in more detail the "Infrastructure from ABB."

Markets and Marketing, page 29

23.   We note your disclosures on pages 29 and 30 that you have various "joint case
        study leaflets," "joint leaflets" and "joint promotions." In each case, please
        disclose the nature and significance of these arrangements to your business. Also,
        for each entity identified in this section, disclose the revenues you have derived
        from your business relationship with that entity.

Microsoft Hong Kong Limited, page 29

24.   Explain how you "cooperated with Microsoft in the Windows Vista launch."

Warranties, page 30

25.   We note your disclosure that you include 12 month warranty service on
        everything you sell as a "pass through from manufacturers." Please revise your

disclosure to separately address the warranty coverage for products you design, products you distribute and products you install. If you are reimbursed by third parties for warranty services you provide to customers, please clearly disclose this fact.

Intellectual Property, page 30

26.   Please disclose the duration of your material patents.

Competition and Market Position, page 31

27.   We note your disclosure at the bottom of page 31 and top of page 32 where you identify your major competitors in China and state that you believe you are comparable in size to most of them. Please revise to clarify which of the listed competitors have substantially greater financial, marketing, personnel, and other resources.

28.   Please reconcile your disclosure on page 32 that you compete with other smart home system product companies based upon research and development with your disclosure at the bottom of page 32 that you have not incurred any research and development expenses during the past two fiscal years.

Management's Discussion and Analysis, page 33

General

29.   Please relocate to the "Business" discussion the disclosure regarding your products and solutions. The purpose of the overview in MD&A is to provide a balanced, executive-level discussion that identifies the most important themes or other significant matters with which management is concerned in evaluating the company's financial condition and operating results. This should include a discussion of material business opportunities, challenges and risks, such as those presented by known material trends and uncertainties on which the company's executives are most focused, and the actions they are taking in response. Please expand this overview disclosure to provide an analysis of the major issues that are of concern to management. For further guidance on the content and purpose of the "Overview," see Interpretive Release No. 33-8350, available on our website at http://www.sec.gov/rules/interp/33-8350.htm.

Summary of Significant Accounting Policies, page 35

30.   We note that your discussion of critical accounting policies focuses on the method you use to apply an accounting principle rather than presenting your analysis of the uncertainties involved in applying a principle at a given time or the variability that is reasonably likely to result from its application over time. Your discussion

should include those policies that result in the application of significant estimates and judgments. You should address specifically why your accounting estimates or assumptions bear the risk of change. The reason may be that there is an uncertainty attached to the estimate or assumption, or it just may be difficult to measure or value. Equally important, you should address the questions that arise once the critical accounting estimate or assumption has been identified, by analyzing, to the extent material, such factors as how you arrived at the estimate, how accurate the estimate/assumption has been in the past, how much the estimate/assumption has changed in the past, and whether the estimate/assumption is reasonably likely to change in the future. Refer to FR-72.

Results of Operations, page 38

31.   We note that you disclose the amount of the changes in individual line items of your statements of operations without explaining the underlying causes for material changes. Please revise consistent with Item 303(A)(3) of Regulation S-K including Instruction 4 which requires you to describe the causes for material changes to the extent necessary to an understanding of your businesses as a whole.

32.   Please revise, consistent with Rule 303(A)(3)(iii) to include a narrative discussion of the extent to which increases in your revenues are attributable to increases in prices or to increases in the volume or amount of goods or services being sold or to the introduction of new products or services. In addition, please note that changes in revenue should not be evaluated solely in terms of volume and price changes, but should also include an analysis of the reasons and factors contributing to the increase or decrease. Refer to SAB Topic 13.B.

33.   In this regard, please tell us and disclose why project revenues and service revenues increased for the nine months ended December 31, 2008.

Liquidity and Capital Resources, page 39

34.   To better explain cash flows from operations, please revise to explain the reasons for the material changes to the components of working capital – i.e., individually significant changes in line items. For example, we note restricted cash increased to $47 thousand and inventories decreased $80 thousand. See Instruction 4 to Item 303(A)(3) of Regulation S-K.

35.   We note that you intend to fund future operations with capital from your stockholders. Please tell us and revise your disclosure to describe any agreements with your stockholders to provide additional funding.

36.   We note your disclosure on page 40 that you anticipate that your continued growth will require a "substantial increase in capital needs." Please revise to quantify your short-term and long-term capital needs.

37.   We note your disclosure on page 41 that you have undertaken actions to ensure that you will continue as a going concern through December 31, 2009, such as cost saving, growth strategies and capital raising initiatives, including more aggressive sales and marketing, funding from stockholders, and new credit facilities. Please revise to include more specific disclosure about each of the initiatives you have undertaken to ensure the continuation of the business.

Certain Relationships and Related Transactions, page 42

38.   We note that related parties forfeited amounts due them and loan obligations, according to your financial statements for nine months ended 12/31/08. Please furnish us with the details of these obligations, including the identities of the related parties, the circumstances surrounding the obligations, and the reasons for the forfeitures and any consideration paid in exchange.

Penny Stock Considerations, page 43

39.   Please provide us with the legal analysis through which you determined that transactions with individual accredited investors are exempt from penny stock rules. Refer to Rules 15g-1 and 15g-9(c) of the Securities Exchange Act of 1934.

Holders, page 44

40.   We note your disclosure that you have "approximately" 44 shareholders of record. Please explain your uncertainty with respect to the number of shareholders or revise to state, if true, that you have 44 shareholders of record.

Reports to Shareholders, page 44

41.   We note your disclosure that you intend to file a registration statement on Form 8-A prior to December 31, 2008. Prior to effectiveness, update the disclosure regarding your intent to register pursuant to Section 12(g) of the 1934 Act.

Summary Compensation Table, page 45

42.   Please explain why Ms. Yau Wai Stella has not received a salary during the past two fiscal years.

Financial Statements, page F-1

43.   Please update the financial statements to comply with Article 8-08 of Regulation S-X.

44.   We note from page 42 that you had revenues of $13,682 from Home Touch Services Company Limited for the year ended March 31, 2008. Please tell us and disclose the nature and amounts of any related party relationship consistent with the disclosure requirements of SFAS 57.

Note 2. Going Concern Uncertainties, page F-7

45.   Please ensure that your disclosure includes a discussion of your viable plan that has the capability of removing the threat to the continuation of the business. The plan should enable the company to remain viable for at least the 12 months following the date of the financial statements being reported on. Refer to FRC 607.02.

46.   In this regard, we note that your disclosure on page 41 refers to management's plans to obtain new credit facilities. Please tell us why you do not include a discussion of this new credit facility in Note 2.

47.   Further, we note that management plans certain cost-saving initiatives and growing strategies. Please tell us and disclose the nature of these plans so that it is clear why the plans have the capability of removing the threat to the continuation of the business.

48.   We note your disclosure that you plan to add equity financing "which is fully described in [the] registration statement." Please note that the financial statements should be complete and not refer to other sections of your filing which are not part of the audited financial statements. Also, we were not able to locate the additional disclosures related to your equity financing. Please revise your disclosure here and in Note 3 on page F-7 and tell us about the nature of the equity financing. Please similarly revise MD&A to discuss the nature of the 'capital raising initiatives' referred to on page 41.

Note 3. Summary of Significant Accounting Policies, page F-8

Revenue Recognition, page F-9

49.   Please tell us the significant terms for each of your significant types of revenue arrangements. For multiple-element arrangements, please discuss how you determine the appropriate accounting literature to apply (i.e., SOP 81-1, SOP 97-2 or EITF 00-21) with respect to the separation of deliverables and allocation of the arrangement consideration in those arrangements.   Tell us how you identify your deliverables, how you determine whether each deliverable should be treated separately or combined with other deliverables for purposes of revenue recognition and whether the deliverable represents a separable earnings process. Discuss how you consider whether the existence of undelivered items in the arrangement precludes recognition of revenue allocated to a specific deliverable. Discuss how you allocate the total arrangement consideration to the deliverables and determine the appropriate revenue recognition principles for each deliverable.

50.   For your multiple-element arrangements, please disclose the contract elements permitting separate revenue recognition and describe how they are distinguished. Please also ensure that your disclosure addresses your revenue recognition policy with respect to each of the separate elements.

51.   We note that you recognize revenue from product sales "generally" upon shipment. Please tell us and disclose the other revenue recognition policies you use.

52.   On page 34 you disclose that you license your products to certain local partners whereby the local partner is authorized to sell directly to developers. Please tell us and disclose how you account for these transactions.

53.   We note from page 34 that you also sell software. Please tell us and disclose how you account for these sales.

54.   We note from page 8 that you had revenues of $127,193 from Shenzhen Bochuang Hi-tech Co., Ltd for the nine months ended December 31, 2008. On page 8 you also identify this company as a significant vendor for the year ended March 31, 2008 and the nine months ended December 31, 2008. Please tell us the nature of your relationship with this company and the significant terms of your agreements for purchases and sales of products. Tell us how you account for these transactions and why.

55.   Please disclose, to the extent applicable, contingencies such as rights of return, conditions of acceptance, warranties (including extended warranties), price protection, etc. and the accounting treatment. Also describe material assumptions, estimates, material changes, and reasonably likely uncertainties.

Foreign Currencies Translation, page F-11

56.   We note that your reporting currency is the U.S. dollar and your functional currency is Hong Kong dollars. You disclose that you translate your financial statements into U.S. dollars for the 'convenience of readers in the Unites States of America only and have been made at the rate of HK$7.8 to US$1, the approximate free rate of exchange at March 31, 2208 and 2007." Please tell us how your accounting policy considered paragraphs 12 - 14 of SFAS 57 which require you to translate assets and liabilities using the exchange rate at the balance sheet date and revenues, expenses, gains, and losses using the exchange rate at the dates on which those elements are recognized (an appropriately weighted average exchange rate for the period may be used to translate those elements). You would also include any translation adjustments as part of your other comprehensive income or loss.

Note 11. Commitments and Contingencies, page F-18

57.   On page 9 you disclose that due to restrictions in China that were effective March 2007, you may incur significant costs. Please tell us how you considered the accounting and disclosure requirements of SFAS 5 with respect to this contingency.

Condensed Consolidated Financial Statements, page F-1

Note 4. Summary of Significant Accounting Policies, page F-7

Revenue Recognition, page F-8

58.   We note that you had service revenue of $127,193 for the nine months ended December 31, 2008. On page F-9 you disclose that service revenues consist of consulting and technical support services that are not an element of an arrangement for the sale of products. Please respond to the following:
   •   Please tell us in more detail about the nature of the technical support services you provide and the significant terms of the related contracts.
   •   Please tell us how you distinguish between technical support services that are part of the sale of products and those that are not.

- Please tell us and disclose how you recognize revenues for support services that are part of a product sale. For example, we note your disclosure on page 7 that you provide 12 months of free support services and then charge clients for a minimum of three years of maintenance service. Please tell us the significant terms of these agreements and how you account for the associated revenues and costs and why.

Note 9. Related Party Transactions, page F-16

59.   We note from page 8 that you had revenues of $144,090 from Home Touch Services Company Limited for the nine months ended December 31, 2008. Please tell us and disclose the nature of any related party relationship consistent with the disclosure requirements of SFAS 57.

Indemnification of Officers and Directors, page 52

60.   We note that your reference to "foregoing provisions" is not preceded by any disclosure concerning the indemnification of your officers and directors. Please revise or advise.

Recent Sales of Unregistered Securities, page 52

61.   Disclose all transactions in which shares were issued in unregistered offerings. For example, it appears that shares were sold or issued to your attorney and his affiliates but are not included here. Expand to describe the terms of those issuances, the exemption relied upon, and, where applicable, the nature of the service that was provided.

Signatures, page 56

62.   From the titles you provide, it is not clear that your principal executive officer or officers, your principal financial officer, and your controller or principal accounting officer have signed the registration statement. For each signatory, please disclose all capacities in which they sign the registration statement. Please refer to the Instructions to Form S-1.

63.   Revise to clarify that Mr. Ng Tze Lung David Gunawan signed the registration statement on behalf of the registrant.

Exhibit 5.1

64.   This opinion appears to be issued by an individual; however, your disclosure on page 25 states that the legality of the shares is being passed upon by a firm. Please reconcile.

Exhibit 23.1

65.   Please provide a currently dated and signed consent from your independent public accounting firm prior to requesting effectiveness.

Exhibits

66.   We note the last paragraph of exhibit 5.1. Please also file counsel's consent to the prospectus discussion of the opinion and to being named in the registration statement, or revise the legality opinion to include this consent.

67.   Please file the lease agreement for the property described at the top of page 42. Please refer to Item 601(b)(ii)(D) of Regulation S-K.

68.   Please confirm that you intend to file all exhibits listed in your exhibit index on page 54. For instance, it appears that you have not filed the exhibits listed under Items 2 and 22.

69.   We note that portions of several material contracts, including exhibits 10.3, 10.6, 10.7, 10.8 and 10.9, are illegible. Please refile legible copies.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact at Dennis Hult at (202) 551-3618 or Kate Tillan at (202) 551-3604 if you have questions regarding comments on the financial statements and related matters. Please contact Joseph McCann at (202) 551-6262 or me at (202) 551-3805 with any other questions.

Sincerely,

Peggy Fisher
Assistant Director

cc (via fax):   Michael T. Williams, Esq. - Williams Law Group, P.A.